EXHIBIT 99.1

News for Immediate Release

Electrovaya Commences Drawdown on Export-Import Bank of the United States (“EXIM”) Loan Facility and Provides a Business Update

Toronto, Ontario – September 17, 2025 –   Electrovaya Inc. (“Electrovaya” or the “Company”) (Nasdaq: ELVA, TSX: ELVA), a lithium-ion battery technology and manufacturing company, today announced that it has commenced drawdowns on its $50.8 million EXIM debt Facility (“Facility”) which is tied to capital and engineering expenses at its Jamestown, NY facility. Further drawdowns are expected to occur regularly over the next 12 months.  Some high level details of the Facility are provided below:

•	Interest Rate: Fixed 4.90%
•	Term: 6.5 years.
•	Repayments: Following initial draw: 6 months of no payments; 12 months of interest only payments; 60 months of interest and principal payments.

Jamestown Battery Manufacturing Site Construction Update

The Company continues to make progress with its Jamestown battery manufacturing site construction. Some recent progress includes the following:

•	The EXIM Facility drawdowns will be utilized to pay suppliers as construction and equipment manufacturing milestones are achieved
•	Electrovaya in collaboration with its lead equipment providers have completed the design reviews of assembly processes and equipment. These are customized to the requirements of Electrovaya’s Infinity lithium-ion technology
•	The Company has collaborated closely with key equipment vendors and third-party consulting firms, and has successfully completed the initial engineering, site, and building planning stages.

Personnel Updates

The Company recently added a senior engineering lead, Marvin Lee, to support efforts to manufacturing setup in Jamestown, New York as well as supporting overall operations.  Mr. Lee is an accomplished executive with more than 25 years of professional experience. His background includes over a decade in engineering and development at leading global automotive companies including GM and Renault, as well as more than 10 years specializing in the design, development, and process engineering of GWh scale battery manufacturing at LG Energy Solution (LGES). He holds a bachelor’s degree in Materials Engineering and offers extensive expertise and practical knowledge in delivering high-quality engineering solutions.

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The Company is also hiring additional engineering staff in Jamestown to support manufacturing and equipment setup. This includes a recent hire of an automation engineer.

Prof. Donald Sadoway has stepped down from the Company’s Board of Directors stemming from a potential conflict of interest with one of his other affiliations. While Prof. Sadoway recently joined the board, subsequent events presented the conflict for him in continuing in the role.

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ: ELVA) (TSX: ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements relating to announcements regarding cell performance, cycle life, longevity, projected performance, extrapolated cycle life, energy density, relative performance compared to competitors, planned production in Jamestown New York, ability to start production in Jamestown in the expected timeframe, expected drawdown schedule for the EXIM loan, ability of new employees to meet expectations, cell performance, safety, cost of ownership, life cycle cost, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective”, “seed”, “growing” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to solid state batteries, battery technologies and production roadmaps, are based on an assumption that the Company’s customers and users will deploy its products in accordance with communicated intentions, and the Company has investment capital to deploy. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company’s customers, including inflation and tightening credit availability due to systemic bank risk, economic conditions generally and their effect on consumer demand and capital availability, labour shortages, supply chain constraints, the potential effect of health based restrictions in Canada, the US and internationally on the Company’s ability to produce and deliver products, and on its customers’ and end users’ demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company’s supply chain and Company’s capability to deliver and develop its products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2024 under “Risk Factors”, and in the Company’s most recent annual Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

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